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                             May 5, 2022

       Amy Wilson
       Bryan Cave Leighton Paisner LLP
       One Atlantic Center
       14th Floor
       1201 W. Peachtree St., NW
       Atlanta, GA 30309

                                                        Re: New York City REIT,
Inc.
                                                            DFAN14A filed by
Comrit Investments 1, LP et al.
                                                            Filed May 5, 2022
                                                            File No. 001-39448

       Dear Ms. Wilson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Additional Soliciting Materials

       Stockholders Stand with Comrit

   1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal
reputation or make charges of illegal, improper or immoral conduct without factual
foundation. Please provide a factual foundation for your disclosure on slide 14 that
management of the company are "lackeys" for Mr. Schorsch, and that the company's board members
are "clowns" who are "plundering" the the company.. In this
                                                        regard, note that the
factual foundation for such assertion must be reasonable. Refer to
                                                        Rule 14a-9.
   2. Provide us support for each of the four statements, both that the statements were made and that they were made by
company security holders. Also, provide us support for the
                                                        assertions relating to
funds invested and lost by each referenced security holder.
 Amy Wilson
One Atlantic Center
May 5, 2022
Page 2
Boardroom Issue #4

3. Please revise your presentation to clarify that your nominee owns zero shares in the company and to explain how the election of your nominee will address the issue of share ownership among the company's directors.
Endorsements for Ms. Stern

4. Provide us support for each of the statements, including the date on which the statements were made.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameAmy Wilson                                  Sincerely,
Comapany NameOne Atlantic Center
                                                              Division of
Corporation Finance
May 5, 2022 Page 2                                            Office of Mergers
& Acquisitions
FirstName LastName